UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

JOSEPH F. LAWLER, M.D., PH.D.

JFL CAPITAL MANAGEMENT LLC

2110 Ranch Road 620 S, #341732

Lakeway, Texas 78734

(512) 761-4500

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		345,734
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

345,734
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

345,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		345,734
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

345,734
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

345,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		345,734
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

345,734
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

345,734
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		941,502
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

941,502
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Joseph F. Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		941,502
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

941,502
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

941,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 590328209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Merrimack Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Kendall Square, Suite B7201, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	JFL Partners Fund LP, a Delaware limited partnership (“JFL Partners”), with respect to the Shares directly and beneficially owned by it;
(ii)	JFL Capital Management LP, a Texas limited partnership (“JFL GP”), as the general partner of JFL Partners;
(iii)	JFL Capital Holdings LLC, a Delaware limited liability company (“JFL Holdings”), as the general partner of JFL GP;
(iv)	JFL Capital Management LLC, a Delaware limited liability company (“JFL Capital Management”), as the investment manager of JFL Partners and a certain managed account (the “JFL Account”); and
(v)	Joseph F. Lawler, M.D., Ph.D., as the Managing Member of each of JFL Holdings and JFL Capital Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 2110 Ranch Road 620 S, #341732, Lakeway, Texas 78734.

(c)       The principal business of JFL Partners is investing in securities. The principal business of JFL GP is serving as the general partner of JFL Partners. The principal business of JFL Holdings is serving as the general partner of JFL GP. The principal business of JFL Capital Management is serving as the investment manager of JFL Partners and the JFL Account. The principal occupation of Dr. Lawler is serving as the Managing Member of each of JFL Holdings and JFL Capital Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. 590328209

(f)       JFL Partners, JFL Holdings and JFL Capital Management are organized under the laws of the State of Delaware. JFL GP is organized under the laws of the State of Texas. Dr. Lawler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JFL Partners and held in the JFL Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 345,734 Shares beneficially owned by JFL Partners is approximately $1,363,987, including brokerage commissions. The aggregate purchase price of the 595,768 Shares held in the JFL Account is approximately $2,350,277, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s management team and Board of Directors (the “Board”) regarding means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 13,342,784 Shares outstanding as of August 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2018.

8

CUSIP NO. 590328209

As of the date hereof, JFL Partners directly beneficially owned 345,734 Shares, constituting approximately 2.6% of the Shares outstanding. JFL GP, as the general partner of JFL Partners, and JFL Holdings, as the general partner of JFL GP, may be deemed to beneficially own the 345,734 Shares owned by JFL Partners, constituting approximately 2.6% of the Shares outstanding.

As of the date hereof, 595,768 Shares were held in the JFL Account, constituting approximately 4.5% of the Shares outstanding.

JFL Capital Management, as the investment manager of JFL Partners and the JFL Account, may be deemed to beneficially own the 941,502 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 7.1% of the Shares outstanding. Dr. Lawler, as the Managing Member of JFL Capital Management, may be deemed to beneficially own the 941,502 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 7.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with JFL Partners, each of JFL GP, JFL Holdings, JFL Capital Management and Dr. Lawler may be deemed to have sole power to vote and dispose of the Shares reported owned by JFL Partners.

By virtue of their respective positions with the JFL Account, each of JFL Capital Management and Dr. Lawler may be deemed to have sole power to vote and dispose of the Shares held in the JFL Account.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 2, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

9

CUSIP NO. 590328209

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 2, 2018.

10

CUSIP NO. 590328209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

JFL PARTNERS FUND LP

By:	JFL Capital Management LP General Partner

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LP

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL HOLDINGS LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

/s/ Joseph F. Lawler
JOSEPH F. LAWLER

11

CUSIP NO. 590328209

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JFL Partners Fund LP

Purchase of Common Stock	1,178	4.9800	10/08/2018
Purchase of Common Stock	9,175	4.9598	10/09/2018
Purchase of Common Stock	9,175	4.8382	10/10/2018
Purchase of Common Stock	146	4.5600	10/11/2018
Purchase of Common Stock	60,733	3.6045	10/19/2018
Purchase of Common Stock	64,594	3.6177	10/19/2018
Purchase of Common Stock	87,833	4.1134	10/22/2018
Purchase of Common Stock	9,175	3.9664	10/22/2018
Purchase of Common Stock	6,896	4.0513	10/23/2018
Purchase of Common Stock	16,533	4.2238	10/23/2018
Purchase of Common Stock	28,704	3.9990	10/24/2018
Purchase of Common Stock	8,038	4.0300	10/25/2018
Purchase of Common Stock	10,919	3.9823	10/26/2018
Purchase of Common Stock	4,885	3.9851	10/29/2018
Purchase of Common Stock	24,080	3.7967	10/30/2018
Purchase of Common Stock	3,670	3.9506	10/31/2018

JFL Capital Management LLC

(Through the JFL Account)

Purchase of Common Stock	2,014	4.9800	10/08/2018
Purchase of Common Stock	15,825	4.9598	10/09/2018
Purchase of Common Stock	15,825	4.8382	10/10/2018
Purchase of Common Stock	250	4.5600	10/11/2018
Purchase of Common Stock	104,750	3.6045	10/19/2018
Purchase of Common Stock	111,411	3.6177	10/19/2018
Purchase of Common Stock	151,493	4.1134	10/22/2018
Purchase of Common Stock	15,825	3.9664	10/22/2018
Purchase of Common Stock	11,740	4.0513	10/23/2018
Purchase of Common Stock	28,151	4.2238	10/23/2018
Purchase of Common Stock	49,506	3.9990	10/24/2018
Purchase of Common Stock	13,862	4.0300	10/25/2018
Purchase of Common Stock	18,831	3.9823	10/26/2018
Purchase of Common Stock	8,424	3.9851	10/29/2018
Purchase of Common Stock	41,531	3.7967	10/30/2018
Purchase of Common Stock	6,330	3.9506	10/31/2018